EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Dollars in thousands, except per share data)		(Dollars in thousands, except per share data)
	(unaudited)		(unaudited)
Net Income	$1,016	$882	$1,926	$1,689

Weighted Average Shares Outstanding	2,663,448	2,773,071	2,658,261	2,761,842

Basic Earnings Per Share	$0.38	$0.32	$0.72	$0.61

Net Income	$1,016	$882	$1,926	$1,689

Weighted Average Shares Outstanding	2,663,448	2,773,071	2,658,261	2,761,842
Net Effect of Dilutive Stock Options	3,566	-31,993	3,774	12,421

Weighted Average Diluted Shares Outstanding	2,667,014	2,741,078	2,662,035	2,774,263

Diluted Earnings Per Share	$0.38	$0.32	$0.72	$0.61